Exhibit 99.1

Olympus Pacific Minerals Inc.: Information Now Available Through S&P Market Access Program

Toronto, January 3, 2008 - Olympus Pacific Minerals Inc. (TSX: OYM) announced today that its company information has been made available via Standard & Poor's Market Access Program, an information distribution service that enables subscribing publicly traded companies to have their company information disseminated to users of Standard & Poor's Advisor Insight.  The company information to be made available through this program includes share price, volume, dividends, shares outstanding, company financial position, and earnings.  Standard & Poor's Advisor Insight is an Internet-based research engine used by more than 100,000 investment advisors. A public version of the site is available at www.advisorinsight.com.

In addition, information about companies in Standard & Poor's Market Access Program will be available via S&P's Stock Guide database, which is distributed electronically to virtually all major quote vendors.  As part of the program, a full description of XYZ Corp. will also be published in the Daily News section of Standard Corporation Records, a recognized securities manual for secondary trading in approximately 38 states under the Blue Sky Laws.

AboutOlympus Pacific Minerals Inc.

Olympus is focused on becoming a significant gold producer in the Southeast Asia region and is building a project portfolio to support this objective. With a long history in Vietnam, the company has established considerable land positions in the country to achieve this goal. By entering into small-scale production at Bong Mieu, Olympus was able to show the local community and the government its commitment to remain in the country and to become a big gold player in the region. OYM is a short time away from beginning production at Phuoc Son and is evaluating both Phuoc Son’s deposits for the potential of production rate increases to reach over 200,000 ounces of gold annually in Vietnam by 2012. With a US$22 million exploration budget approved for 2008, Olympus is focused on growth through discovery at its core properties in Southeast Asia.

Along with OYM’s primary properties, the company also holds a number of early- stage exploration concessions in Vietnam and Laos. Similar to its advanced properties, the early projects are located in highly prospective areas offering considerable exploration potential. Olympus continues to evaluate these properties, but remains focused on advancing its more developed properties.

Company information distributed through the Market Access Program is based upon information that Standard & Poor’s considers being reliable, but neither Standard & Poor’s nor its affiliates warrant its completeness or accuracy, and it should not be relied upon as such.  This material is not intended as an offer or solicitation for the purchase or sale of any security or other financial instrument.

OLYMPUS FOFI DISCLAIMER
Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

For further information contact:

Olympus Pacific Minerals Inc.,
Jim Hamilton
Corporate Communications
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4502
www.olympuspacific.com

Standard & Poor’s Customer Contact:
Richard Albanese
212 438-3647
richard_albanese@sandp.com

Standard and Poor's Media Relations Contact:
Michael Privitera
212 438-6679
michael_privitera@sandp.com